Friess Associates observations for clients and Brandywine Funds shareholders

December 31, 2007

Buoyed by Earnings as Macro Forces Make Waves

   Picture a lake, serene and clear, with sunlight gently shimmering across its glassy-smooth surface. Got it? Now put yourself in the middle of a dark and angry sea churning ferociously enough to keep the most hardened Alaskan fisherman portside.
   The first image overstates the tranquility of the stock market coming into 2007, yet it still serves as a good baseline to help describe the relative tumult that ensued. In the second half of 2007, stocks moved so violently that they inspired a feeling akin to seasickness.
   Barraged by uncertainty, market participants became hypersensitive, spurring volatility that broke the relative quiet of recent years past. For some, the proverbial glass appears half empty. For us, however, we see encouraging potential in the largely rational behavior just beneath the market’s choppy surface.
   Investors neither rotated into so-called "safe" stocks nor ran for the market’s exits. Instead, they turned to companies with standout earnings to buoy their investing fortunes. Investors paid a moderate premium for earnings as the allure of "growth" persisted amid talk of economic sluggishness.
   Based on consensus Wall Street forecasts, the average Friess holding is expected to grow 2008 earnings 23 percent, or more than one-third faster than the typical S&P 500 Index company. With the average index component commanding prices that are on average about 15 times 2008 estimates for its more modest growth, we’re comfortable paying less than 18 times 2008 estimates for the robust performance expected of the companies we hold.
   Plus, our goal is to buy companies that exceed expectations, making the average Friess holding’s earnings growth higher and its price-to-earnings ratio lower based on our internal earnings estimates.
   We expect the kind of volatility that the market experienced in the September and December quarters to carry into 2008 as investor sentiment volleys between fear and relief. The major macro issues are well-chronicled, but there’s plenty of potential for surprise in the underlying details.
   Economic recession remains debatable, but conditions for automakers, homebuilders and pockets of finance are inarguably bleak. The mortgage crisis, which spans well beyond its subprime roots, still defies efforts to quantify it. A Goldman Sachs economist estimated that, given the amount of leverage tied to the mortgage mess, exposed financial institutions could pull back lending by $2 trillion to adjust their capital ratios. Overly gloomy perhaps, but Goldman also made a jaw-dropping prediction in 2005 that oil would spike to $105 a barrel, which in hindsight looks far from outrageous.
   The market seems poised to swing as incremental insights emerge. Volatility peaked in early 2003 with macro uncertainty before declining abruptly as military action commenced in Iraq and the economy gained traction. In 2003 and each of the next three calendar years preceding 2007, the CBOE Market Volatility Index, or VIX, decreased.
   The VIX, which measures stock index option activity to provide investors a gauge of expected near-term volatility, reached unsettling heights in August and November. The index jumped 95 percent in 2007.
   Volatility isn’t necessarily a bad thing. Any time share prices move independent of individual-company fundamentals it creates opportunity for investors like us who consistently focus on earnings trends. Also, by focusing on the market one company at a time, the portfolios we manage regularly find silver linings to macro clouds as earnings trends reflect the impact of broader influences.
   For example, concerns remain over the dollar’s weakness, typified in recent months by the euro surpassing it as the currency with the widest global circulation.

   Although the dollar’s swoon speaks to America’s declining role as the world’s economic growth engine, the situation is a boon to companies that derive significant revenue overseas. The 10 largest companies we hold generate nearly half of their sales outside of the U.S.
   We hold these and other companies with substantial foreign revenue not by design but because our bottom-up research identified each company’s above-average earnings potential. As a result, we hold companies in a wide range of businesses profiting all over the world, from Deere & Co. enjoying strong agricultural equipment sales in Russia and Brazil to Nokia dominating the handset market in fast-growing economies such as India and China.
   In addition to a considerable amount of foreign revenue generated by the companies we hold, our current crop of technology holdings enjoy company-specific catalysts that bolster their earnings prospects.
   Following some short-lived competitive inroads made by Advanced Micro Devices, Intel Corp. (page 4) is focused on bolstering its long-running dominance of the semiconductor space through innovation and manufacturing prowess. Intel’s timing couldn’t be much better, with strong demand for wireless notebook computers coinciding with new graphics-heavy software such as Microsoft’s Vista operating system.
   Like Intel, Hornbeck Offshore Services (page 4) benefits from keen foresight into trends within its industry. Hornbeck operates offshore supply vessels and other support ships in the Gulf of Mexico. While its competitors tried to maximize short-term profits by letting their fleets age, Hornbeck took a long-term view and invested in new vessels with the size and capabilities to serve drillers in the deeper waters where activity increasingly migrated. Now the company enjoys higher utilization rates and greater pay for its services than competitors.
   While many companies we hold benefit from global trends, others are primarily U.S.-focused. That seems risky given frequently voiced concerns about the domestic economy, until you consider each company’s individual business strategy.
   The insurance industry’s desire to control claim costs and the frequency of car accidents don’t ebb and flow with the nation’s economic output. LKQ Corp (page 5), which provides alternative collision repair products, is capitalizing on a push by auto insurers to perform less repair work with equipment made by original manufacturers. An acquisition announced in October makes LKQ the largest provider of recycled, refurbished and aftermarket parts by far.
   VCA Antech (page 5) is a growing force in another area where demand has shown little elasticity during even tough times. Pet health care is growing in scope and sophistication, with owners seeking everything from elective procedures to advanced specialties for life-threatening illnesses. VCA controls half the market in pet-related clinical laboratory work and operates the nation’s second-largest animal hospital network.
   Firm-wide, we continue to isolate the largest concentration of earnings strength in the technology sector. On page 3, Research Team Leader Jon Fenn outlines how, as technology marches on and conditions change, companies that at one time didn’t meet our investment criteria increasingly cross our radar screen as their fundamentals improve. Holdings from the industrial sector comprise the second-largest percentage of overall assets.
   Based on earnings trends, we continue to have very limited exposure to the financial sector. In our opinion, that’s a good thing considering the many unknowns stemming from the ongoing mortgage meltdown. We’re also relatively light in terms of companies heavily dependent on consumer discretion. There are exceptions, but for the most part earnings trends confirm broader statistics showing consumers to be somewhere between subdued and dispirited.
   Credit-market problems and their potential to weigh on the economy had market averages in correction territory in November, followed by a comeback marked by day-to-day swings. While more news will bring more short-term swings, we’re confident that individual-company earnings trends will have final say on the performance of stocks over the long haul.

Bill D’Alonzo
Chief Executive Officer

Friess Associates                                                              2

Boom to Bust to Business

   There were 300-plus publicly listed automobile companies in the U.S. in the 1920s. Most went under, but many survivors made terrific investments over the next two decades. About half of the publicly traded Internet-related companies around at the end of 1999 still operate today, according to Merrill Lynch. Some of them are finally showing up on our radar screen.
   Eight years ago money-losing startups using the dot-com suffix transformed overnight into companies with billion-dollar market capitalizations. We all know what ultimately happened. The dot-com bubble crash wiped out roughly $5 trillion in market value from tech companies between March 2000 and October 2002.
   A disciplined investment process that demands rapid earnings growth, reasonable valuations and proven business models steered us clear of speculative investments in Internet startups. When online chat service theglobe.com was floated at $9 per share in mid-November 1998, its shares rose a record-breaking 866 on the first day of trading. Never able to sustain profitability, shares haven’t traded above $1 since early 2004.
   Despite all the excess and subsequent suffering, the Internet remains an important addition to the global economy. Online traffic worldwide more than tripled to 1 billion users in the past six years, according to Internet World Stats. E-commerce continues to reshape countless industries. More consumers than ever before went online this year to purchase holiday gifts, download digital music, pictures, television shows or book a vacation.
   Priceline.com was a poster child for the Internet’s power when it went public in March 1999. The concept was simple, sell excess seats airlines were unable to fill and allow customers to name their own price for them via an online auction. Shares popped 331 percent on opening day to $414 per share, putting its market value at $20 billion. Encouraged by the success, Priceline expanded into 18 businesses, selling gasoline, groceries and even new cars. One year later, shares were up 407 percent from the $96 offering price. By the end of 2000, they traded under $8.
   We purchased Priceline this past June when shares traded at 16 times 2007 earnings estimates. To survive the tech meltdown, Priceline abandoned its endeavors aside from travel, but deepened its core business to include rental cars and hotels. Strict price controls enhanced profits. It also acquired other travel sites and expanded its business model to include traditional airfares. We bought Priceline as gains overseas for its international subsidiary coincided with a solid turnaround in its U.S. business and increased profitability from hotel bookings. September-quarter earnings grew 119 percent to $1.58, beating estimates by 23 percent and marking its most profitable quarter ever.
   Avenue A was the name of the money-losing Internet advertising agency that went public in February 2000, mere months before the dot-com bubble collapsed. Shares of Avenue A rose from $24 to $72 a share the first day as a public company. A year later, they traded for under $1.50.
   Several acquisitions, a bear market and one name change later, aQuantive’s shareholders, Brandywine shareholders and most Friess clients included, were rewarded this May when Microsoft agreed to buy it for $6 billion, or $66.50 a share. That deal, which capped a string of acquisitions in the online-advertising world, was a testament to the rapid growth of the Internet and aQuantive’s now profitable business model.
   This time around, new money is being aimed at Internet-related companies that have already fine-tuned their business models and attracted large numbers of users. We purchased shares of American Public Education, a provider of exclusively online postsecondary education for students in the military, at its IPO in November. At the time, the company had 25,000 students enrolled in its regionally and nationally accredited classes. Revenues increased 78 percent to $30.3 million during the first six months of 2007. Its first reported September quarter was profitable.
   In the dot-com world in the 1990s, we watched as excitement for unproven Internet stocks multiplied on hopes these companies, some day, might make money from a breakthrough concept. As we were back then, our team is excited about real products and services, real cash flow and real earnings.

3                                                                Friess Associates

Hornbeck Offshore Services, HOS
   With more energy industry activity taking place in deep ocean waters, getting crews and critical equipment to these locations has become more complex. Hornbeck steers the best supply ships to the places needing them most.
   NYSE-listed Hornbeck Offshore Services provides marine transportation services with a fleet of 45 technically-advanced offshore supply vessels (OSVs), primarily in the Gulf of Mexico. With the youngest fleet of any public company, Hornbeck commands roughly 21 percent of the new generation OSV market in the Gulf. It also operates 17 oceangoing tugs and 21 tank barges that transport petroleum and petroleum products.
   September-quarter earnings grew 17 percent, exceeding expectations by 31 percent. Revenues increased 22 percent from a year ago. The age and capabilities of Hornbeck’s fleet enable a 93 percent utilization rate compared to a peer average of 65 percent while also earning two times the average per-day rate for its services.
   Your team spoke with Jim Harp, Chief Financial Officer, regarding favorable industry dynamics. The offshore oil and gas market is expected to add 153 new rigs over the next four years with 68 deepwater rigs currently under construction, all of which will require attendant supply vessels.
   Hornbeck also increasingly profits from high-margin projects not related to direct drilling activity, including platform and subsea installations, floating production platforms, decommissioning work and well testing. Its acquisition of Nabors Industries’ Sea Mar fleet earlier this year nearly doubled its size by adding 20 supply vessels. Hornbeck also has a strong pipeline of new generation ships under construction.
   Your team bought Hornbeck at 9 times 2008 earnings estimates. Wall Street expects the company to complete 2007 with 27 percent earnings growth.

Intel Corp., INTC

   It isn’t our style to buy mature industry leaders, but Intel has never acted like a company whose best days are behind it. After ceding market share in recent years, Intel mounted a formidable counterattack backed by a lineup of innovative new products.
   Nasdaq-listed Intel Corp. is the world’s largest supplier of semiconductor chips used in computers, servers, and networking and communications products. The company commands 75 percent of the worldwide market for microprocessors, the brains of a computer built on silicon wafers. Sales are on pace to reach $38 billion for 2007.
   After long dominating the market, Intel’s Itanium and Pentium chips were challenged by Advanced Micro Devices (AMD), a competitor one-sixth its size. In response, Intel exited forays into areas such as cell phones, reduced its workforce and refocused on cheaper, faster and cooler-running microprocessors for notebooks and mobile devices. Manufacturing investments made it the industry’s first to pack 45-nanometer transistors on silicon wafers, creating first-to-market and cost advantages. Gross margins are expected to expand by 10 percentage points from June levels to 57 percent by year end.
   September-quarter earnings grew 41 percent, exceeding expectations. Intel regained market share in the notebook and server platforms while AMD struggled with product delays and funding concerns. At the same time, demand strengthened for high-margin notebook processors capable of connecting to wireless networks and running graphics-heavy programs like Microsoft’s Vista operating system. New customers, including Apple, began using Intel’s chips.
   Your team spoke with Chief Financial Officer Stacy Smith about cost-optimized products for high-growth emerging markets. The company’s leading edge chip architecture allows it to profit from new versions of its microprocessors used in low-cost laptops sold into emerging markets.
   Your team bought Intel at 17 times 2008 earnings estimates. Wall Street expects the company to finish 2007 with 42 percent growth.

Friess Associates                                                              4

LKQ Corp., LKQX

   Following a trail blazed by health insurers controlling costs by encouraging doctors and pharmacists to embrace generic drugs, auto insurers increasingly are convincing repair shops to use alternatives that can provide savings over original equipment. The estimated 30 percent stake of the $12 billion collision repair industry that recycled, refurbished and aftermarket parts now claim is primed to grow, giving LKQ turbo-charged earnings power.
   Nasdaq-listed LKQ Corp. is the largest nationwide provider of aftermarket collision replacement products, recycled OEM (original equipment manufacturer) products and refurbished OEM collision replacement products such as wheels, bumper covers and lights. Year-over-year revenues rose 26 percent to $916 million in the 12 months through September.
   LKQ exceeded expectations with 32 percent September-quarter earnings growth as operating profit margins expanded and quarterly revenue hit record levels. In October, LKQ announced it will acquire Keystone Automotive Industries, a move that will substantially improve LKQ’s revenue stream and competitive position. Keystone is the alternative-parts market’s second-largest player with more than $700 million in annual revenue.
   Your team spoke with Chief Executive Joe Holsten about the acquisition, which he believes will transform LKQ into a one-stop shop for insurers thanks to the combined entity’s expansive inventory and distribution footprint. While LKQ dominates in recycled and refurbished OEM parts, Keystone is the leader in generic aftermarket parts.
   Accidents happen irrespective of the economic climate, making collision repair a non-cyclical business. The number of registered vehicles continues to grow and Transportation Department statistics show that miles driven have increased every year since 1980. Today’s vehicles, with safety crumple zones and closely married parts, require costly fixes. State Farm, which underwrites nearly 20 percent of the nation’s auto insurance, currently doesn’t use aftermarket parts, but our trade checks lead us to believe that could soon change.

VCA Antech Inc., WOOF

   Pet owners increasingly seek elective treatments for their pets, including dentistry, preventive testing and laparoscopic surgery. Driven by demand from devoted owners, veterinarians now specialize in areas such as radiology, oncology and dialysis. In the growth business of pet health care, VCA Antech is positioning itself as the cat’s meow.
   Nasdaq-listed VCA Antech Inc. operates a nationwide pet-focused clinical laboratory system and about 440 free-standing animal hospitals, giving it 50 percent market share in the lab business and the nation’s second-largest hospital network. Last year, company hospitals handled nearly 5 million visits while its laboratory performed clinical work for over 14,000 veterinary centers. Revenue topped $1.1 billion in the 12 months through September.
   At a time when economic worries put some business models on uncertain footing, VCA Antech continues to thrive thanks to a growing customer base that considers pets part of the family. In the past, health-care spending on the family pet has held up better than discretionary purchases during economic lulls.
   Your team spoke with Chief Financial Officer Tomas Fuller soon after Petsmart cited consumer weakness in reducing its near-term profit and sales forecasts. VCA Antech offers little in the way of retail goods, giving it very limited exposure to over-the-counter pet products.
   In addition to organic growth, VCA Antech expands by acquiring quality veterinary practices with more than $1 million in annual revenue. The veterinary business remains a fragmented field, giving the company unique leverage. Also, acquiring practices that previously didn’t utilize its lab services increases revenues for its lab network, which enjoys gross profit margins more than twice as high as the hospital business.
   VCA Antech grew September-quarter earnings 19 percent, topping estimates for the 12th consecutive quarter. Wall Street expects the company to finish 2007 with 20 percent earnings growth.

5                                                                Friess Associates

Information Technology Team

   The Friess research effort is powered by old-fashioned legwork, but capturing and leveraging the many insights we gather relies heavily on cutting-edge technology. With communications at the center of everything we do, the Information Technology (IT) team plays a critical, behind-the-scenes role in serving those who entrust their assets to us.
   It takes a lot of equipment to support our operations, including more than 30 servers that house the firm’s data, trading system, phone system and software applications. Armed with 15 years of experience in the field, Stephen Roeper is responsible for planning, acquiring and implementing network-related hardware and equipment.
   Steve’s title, Infrastructure and Security Administrator, lets you know there’s more to his job than hardware alone. He administers the company’s firewall and other tools used to keep our computer and phone communications secure. Steve also conducts the firm’s annual disaster recovery testing and participates in Sarbanes-Oxley audits on matters related to networking controls and procedures.
   "Who’s better to maintain equipment and secure communications than a guy who performed those functions for fellow Marines in more stressful settings than your typical office environment?" said Chief Compliance Officer Dave Marky.
   Steve’s experience includes stints with Brandywine Global Investment Management (no relation to the Brandywine Funds), First USA Bank and Discover. His introduction to technology came as a Non-Commissioned Officer in the U.S. Marine Corps, where he was a certified microcomputer repairman with secret clearance supporting the 3rd Marine Air Wing.
  Although every member of the IT team generously shares his skills with others in the firm whenever called upon,  Brian Shiley stands out in terms of interaction with his less technically inclined teammates due to his primary responsibilities as Systems Administrator. Among other duties, Brian is our in-house help desk.
   Name the source of your frustration – Blackberry, laptop, fax, dictation system – and Brian will find a solution. Being versatile and accommodating, his work sometimes follows him out of the office as teammates in Wyoming or on the road turn to him for assistance. While Steve Roeper handles hardware security, Brian focuses on keeping malicious software at bay.
   "If there are limitations to Brian’s skill set or his responsiveness to teammates in need of help, I haven’t seen them in 10 years working with him," said IT Director Stephen Elliott.
   Brian parlayed a passion for computers into a stint as an outside contractor to the DuPont Co. before joining Friess. In all, he has 12 years experience in the information technology arena.

On the Cutting Edge …
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Well-Fed Microbes Make Gas Faster
The process by which underground microbes degrade old, heavy and hard-to-tap oil into methane, the chief ingredient in natural gas, takes tens of thousands of years. Now a team of geologists and biologists from the Universities of Calgary in Canada and Newcastle in England claims to have made the microbes do their thing after just two years of laboratory research. The team diverged from past approaches, which injected more microbes into heavy oil, by introducing what amounted to microbe fertilizer. The approach could yield promising results in places with heavy oil deposits, such as Alberta, Utah and Venezuela. Field testing is expected to commence in 2009.

Eco-Friendlier Charcoal
A Haitian native studying in the U.S. started a company, Bagazo, that he hopes will improve air quality and save trees in Haiti and other developing countries where using wood charcoal as a primary cooking fuel exacts an environmental toll. Bagazo makes briquettes made from locally available waste materials such as sugar cane processing byproducts and corn cobs. The result is a lighter, longer-lasting and cleaner-burning cooking fuel. Thanks to a low-cost production process developed in collaboration with the MIT Development Lab, Bagazo can produce a 44-pound bag of briquettes for $3, or 40 percent less than the cost to make regular charcoal.

Friess Associates                                                             6

   Allen Truban is the newest member of the IT team, but he’s hardly new to the intricacies of developing and maintaining critical software systems in an investment environment. Allen joined Friess Associates after 11 years with a Philadelphia-based asset manager with $47 billion under management, where he was the firm’s lead developer for data storage and client reporting.
   As our Application Developer, Allen now focuses on enhancing our sophisticated trading system, which serves important functions ranging from facilitating stock transactions to allocating shares to the various portfolios we manage.
   "With knowledge of both finance and technology, Allen is a rare commodity in that he appreciates what we’re trying to accomplish as users as much as he understands the technology behind it," said head Trader Pat Kealey. Allen earned an undergraduate degree in Accounting from the University of Delaware, where he later earned his MBA in Information Technology.
   Allen has quickly become one of the firm’s more popular teammates thanks to his ability to identify work functions that can benefit from automation. For example, he reduced the end-of-day process that previously kept the trading desk busy an hour after the closing bell down to a 15 minute exercise.
   Steve Elliott, who oversees IT, began studying computers and programming during the personal computer’s early days. His career started with 12 years in computer sales for major distributors, after which he began putting his academic training to work as a programmer. He helped develop applications for companies with major operations in the Philadelphia area, including Campbell Soup, CoreStates Bank and Wyeth Labs.
   Steve was part of the original development team that created the firm’s all-important proprietary research database, which has been growing in sophistication and content for 14 years. Since then, he’s been involved in countless tech-related projects here, including the oversight of a recent telecommunications upgrade. Of all the achievements he’s had a hand in, Steve views bringing Brian, Steve Roeper and Allen together as a team as one of his greatest professional accomplishments. Still, like his fellow IT teammates, he prefers to keep a modest profile.
   "We stay out of the spotlight as long as things run smoothly," Steve said. "I like that our coworkers think of us as ‘unsung heroes’ because that tells us we’re doing our job well."

Antenna Advance
Antennas are critical to military operations, but metal antennas can help reveal a communication-device user’s location or make him susceptible to frequency jamming. Scientists are now exploring ways to use electrified gas, or plasma, to make stealthy antennas that avoid interference from outside signals. Powered by inert gas, the antennas disappear from enemy radar when turned off. Unlike metal antennas, which are bound to a given frequency range, plasma antennas can quickly jump frequencies based on how much energy is applied to the plasma. Haleakala R&D in Brookfield, Massachusetts hopes to encase plasma in tubes made from ceramics or synthetic foam for military and telecommunications applications.

Reading the Body’s Electrical Messages
The former head of MIT’s Department of Electrical Engineering and Computer Science aims to bring customized, computer-like precision to medical diagnostics. Studying children with epilepsy, John Guttag helped develop algorithms that distinguished between seizure and non-seizure brain waves in each patient. He is working to use the information to create non-invasive sensors that, when married with existing epileptic implant technology, could automatically thwart seizures. Guttag and his team are also devising algorithms to use the body’s cardiac-related electrical signals to identify dangerous patterns in EKGs with unprecedented accuracy.

7                                                                Friess Associates

Following the Research Trail Wherever it Leads

   Housing woes, rising energy costs and a softening labor market have led to forecasts of a slowing trend for the U.S. economy. It’s not surprising that many of our holdings are currently tied into growth, demand, cost savings and other benefits currently found in some overseas markets. Our research-driven investment process demands that we grasp each company’s earnings potential, no matter where on the map it transacts business.
   Our investment decisions stem from the earnings trends we uncover by conducting roughly 100 interviews and face-to-face interactions each day with company managements, competitors, customers and suppliers to identify companies with robust earnings-growth potential. Our extensive collection of research contacts continues to expand into a global network as more and more companies extend their reach outside of the U.S.
   On a recent trip to China, a Friess researcher toured an aggressive expansion project in Chinese industrial city of Wuxi that will be critical to solar panel manufacturer Suntech Power Holdings meeting future capacity forecasts. Two weeks ago, he met with a Spanish competitor in our Wilmington office. A team of researchers working on Nokia talked to various contacts up and down India’s mobile phone supply chain prior to purchasing shares. India has now overtaken the U.S. to become the company’s second-largest market in terms of sales. We’ll be visiting with Nokia in India in early 2008.
   Another researcher talked to an industry specialist who tracks crops in Brazil and Argentina to crosscheck demand for Deere & Co.’s farm equipment and The Mosaic Co.’s fertilizer.
   We interviewed a consultant to the liquefied natural gas industry in Malaysia and Britain to get firsthand insights on storage and transportation expenditure trends to help us gauge demand for equipment made by Chart Industries.
   Managements of foreign companies, various industry specialists and consultants, executives responsible for the foreign divisions of domestic companies and even foreign shareholders in our mutual funds are daily sources of information. We maintain a real-time database that catalogs every researcher’s findings and provides our teams with scores of new insights each day.
   The ultimate goal of our research is to uncover companies with new products, new market opportunities or some other catalyst that spurs earnings growth. Since we aim to own companies before their success is fully reflected in their stock prices, we generally seek companies that sell at reasonable multiples of earnings estimates.
   Portfolio characteristics such as sector weightings and foreign sales are byproducts of our constant search for individual-company earnings strength. Companies enter and earn their keep in the portfolios we manage by demonstrating better earnings-growth prospects and more reasonable prices than available alternatives.
   Maintaining a grassroots approach to research is especially powerful when economic forces create headwinds. Whether or not the U.S. economy slows in 2008, our research approach will continue to seek out and understand situations that give individual companies bright opportunities, whether here in the States or half way around the globe.
Friess Strategy Highlights
  Rapidly growing companies. Average Friess holding expected to grow earnings 23 percent in 2008.
  Reasonable price-to-earnings ratios. Current average holding sells at 17.6 times 2008 estimates.
  Focus on companies likely to exceed consensus earnings estimates.
  Emphasis on under-researched, lesser-known companies rather than industry leaders.
  Intensive and repeated contacts with company managements, competitors, customers and suppliers.
  Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.
Fund holdings and sector weightings are subject to change at any time and are not recommendations to buy or sell any securities. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess client portfolios based on consensus estimates from Baseline and not to the actual performance of the portfolios themselves. As of December 31, 2007, Chart Industries Inc., Intel Corp., LKQ Corp., Suntech Power Holdings Co. Ltd. and VCA Antech Inc. represented 0.19, 1.38, 0.20, 1.97 and 1.08 percent of Brandywine Fund’s assets. Brandywine Blue Fund held Deere & Co., Intel, Nokia Corp. and Suntech Power Holdings at 3.71, 3.83, 2.57 and 0.22 percent of assets. Other companies mentioned were not held by either Fund. "Bought" date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Baseline Financial Services, Inc. (Baseline) provides analytical information and services to the investment community. The S&P 500 Index is an unmanaged index commonly used to measure the performance of U.S. stocks. You cannot invest directly in an index.

Friess Associates, LLC	Friess Associates of Delaware, LLC
P.O. Box 576	P.O. Box 4166
(307) 739-9699 • (307) 739-0899 fax	(302) 656-3017 • (302) 656-7644 fax
Editorial Staff: Chris Aregood and Adam Rieger

Friess Associates                                                              8